PUBLIC

12013852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Poon (212) 798-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
12 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

kw
4/3

OATH OR AFFIRMATION

I, William Poon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital L.P., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RAYMOND NIEVES
Notary Public, State of New York
No. 31-4881862
Qualified in Queens County
Commission Expires Dec. 29, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.

Statement of Financial Condition

December 31, 2011

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT)

CASIMIR CAPITAL L.P.

Table of Contents
December 31, 2011

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Partners
Casimir Capital L.P.

We have audited the accompanying statement of financial condition of Casimir Capital L.P. (the "Partnership") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2012

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 2,894,811
Restricted cash and securities	446,267
Receivables from clearing brokers	244,258
Investment banking fees receivable	338,627
Receivables from officer and employees	13,223
Securities owned - at fair value	261,604
Equipment, furniture, and leasehold improvements - net	79,593
Other assets	122,227
	$ 4,400,610
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 826,521
Payables to affiliated company	260,000
Payables to clearing brokers	8,318
	1,094,839
Partners' Capital	3,305,771
	$ 4,400,610

See notes to financial statement.

1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in retail brokerage and investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated among the limited partner and the General Partner in accordance with their ownership percentages.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Partnership considers all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurements and Disclosures.*

c. ***Revenue Recognition*** - Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Partnership acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

   Any commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include transfers through the end of each month.

d. ***Depreciation and Amortization*** - Equipment, furniture, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment and fixtures are depreciated using the straight-line and accelerated methods over estimated useful lives of five to ten years. Leasehold improvements are amortized over lesser of the length of the respective leases or the estimated useful lives of the assets.

e. ***Income Taxes*** - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses flow through to the partners. The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). Accordingly, no provision for income taxes is included in the accompanying financial statements other than for UBT. The

Continued

Partnership files federal, New York State, and New York City income tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2008.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2011 and does not expect this to change significantly over the next twelve months. The Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2011, the Partnership has no accrued interest or penalties related to uncertain tax positions.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables from (Payable to) Clearing Brokers

The clearing and depository operations for the Partnership's customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement. At December 31, 2011, the amount due from Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

Receivables from (payable to) Clearing Brokers at December 31, 2011 consist of the following:

Clearing deposits (including interest of $192)	$ 100,192
Cash held in accounts at Clearing Brokers	144,066
	244,258
Fees and commissions payable	(8,318)
	$ 235,940

The Partnership has agreed to indemnify Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Partnership. At December 31, 2011, a reserve was established by the Clearing Brokers to cover such losses on certain accounts and this amount has been recorded as an offset of commission income.

4 - FAIR VALUE MEASUREMENTS

FASB *Accounting Standards Codification* ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

Level 3 - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	*(Level 2)*	*(Level 3)*	*Total*
Securities Owned				
Common stock - natural resource companies	$ 276	$ -	$ -	$ 276
Warrants	-	-	261,328	261,328
	$ 276	$ -	$ 261,328	$ 261,604

As of December 31, 2011, securities owned by the Partnership include Level 3 hierarchy securities. These securities consist of warrants received by the Partnership as compensation related to various investment banking transactions in which the Partnership acted as a participating placement agent. The Partnership has valued these warrants based on an option pricing model adjusted for restrictions and other management assumptions. Investments in common stock are valued at the closing price reported in the active market in which the individual security is traded.

Following is a summary of the 2011 activity related to the Level 3 securities:

Balance - January 1, 2011	$ 102,686
Fair value of warrants received	43,870
Unrealized gain included as a component of principal transactions	140,971
Warrants expired included as a component of principal transactions	(26,199)
Balance - December 31, 2011	$ 261,328

5 - Receivables from Officer and Employees

The partnership advanced funds to an officer and certain employees. These receivables are due on demand and do not bear interest.

6 - Equipment, Furniture and Leasehold Improvements

Equipment, furniture, and leasehold improvements at December 31, 2011 consist of the following:

Computer equipment	$ 48,242
Leasehold improvements	103,779
Furniture	3,074
	155,095
Less: Accumulated depreciation and amortization	75,502
	$ 79,593

7 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2011 consist of the following:

Deferred rent payable	$ 158,001
Accounts payable	174,152
Corporate credit card payable	279,149
Accrued expenses	55,064
NYC UBT Payable	62,817
Other	97,338
	$ 826,521

8 - 401(K) Plan

The Partnership maintains a 401(k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amount allowed by statutory limits. The Plan provides for an annual employer Safe Harbor Contribution of 4% of eligible compensation to those participants that are not highly compensated employees for the Plan year.

9 - Commitments and Contingencies

The Partnership leases substantially all of its office facilities and certain equipment under operating leases that expire at various dates. In 2008, the Partnership entered into a ten year operating lease for its New York City office which requires annual payments of $696,023 for the first five years and $766,805 for the following five years. The lease expires on June 30, 2018. In accordance with this lease agreement, the Partnership has provided a letter of credit in the amount of $522,017 which expires November 2012. The letter of credit is secured by cash and securities which are to be valued at a minimum of $417,614 at all times. As of December 31, 2011, the aggregate value of the cash and securities collateral securing the letter of credit was $446,267 which is reflected on the statement of financial condition as restricted cash and securities.

Continued

The rent expense associated with operating leases that contain escalation clauses, rent abatements and/or concessions, such as rent holidays, is recorded on a straight-line basis over the lease term. The difference between the rent paid per the lease agreement and the straight-lined rent expense is recorded as deferred rent liability and included in accrued expenses on the statement of financial condition. At December 31, 2011, the deferred rent liability was $158,001.

In November 2010, the Partnership entered into a lease agreement for office space in Calgary, Canada. The lease required monthly payments of $3,360. The lease terms were month to month unless notice of non-renewal was given by either party in writing at least two full calendar months before the end of the term or renewal term in question. The Partnership terminated this lease effective May 2011.

In February 2010, the Partnership entered into a license agreement (as "licensor") for desk space in its New York office. The lease terms are month to month unless notice of non-renewal is given by either party. The license agreement required an annual license fee of $48,000 payable in equal monthly installments of $4,000 in advance on the first day of each month. The license agreement was terminated in December 2011.

In November 2010, the Partnership entered into a license agreement (as "licensor") for desk space in its New York office. The license agreement required an annual license fee of $240,000 payable in equal monthly installments of $20,000 in advance on the first day of each month. In June 2011, the Partnership granted additional space increasing the annual license fee to $288,000 payable in equal installments of $24,000 in advance on the first day of each month. The lease terms are month to month.

The Partnership is obligated under various operating leases for office equipment which expire through December 2013.

Future minimum rental payments applicable to all non-cancelable operating leases which have been reduced by license fees to be received, are as follows:

December 31,	
2012	$ 779,000
2013	770,000
2014	767,000
2015	767,000
2016	767,000
Thereafter	1,150,000
	$ 5,000,000

10 - CONCENTRATION

The Partnership maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") and Canada Deposit Insurance Corporation ("CDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $250,000 or CDIC limit of $100,000. As of December 31, 2011, the Partnership's cash balances on deposit exceeded FDIC and CDIC insured limits by $933,463.

11 - RELATED PARTY TRANSACTIONS

The Partnership participates in investment banking transactions with Casimir Capital, LTD., a Canadian broker/dealer under common ownership.

12 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Partnership had net capital, as defined, of $1,981,538 which was $1,881,538 in excess of its required net capital of $100,000. The Partnership's net capital ratio was .55 to 1.

13 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreements, the Partnership introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.